FRESHWATER TECHNOLOGIES, INC.
Suite 200
30 Denver Crescent
Toronto, ON M2J 1G8
Canada

April 28, 2008

VIA COURIER AND EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-7010
USA

Attention:	H. Christopher Owings
Assistant Director

Dear Sirs:

Re:	Freshwater Technologies, Inc.
Registration Statement on Form S-1/A
File No. 333-140595

          Thank you for your letter dated February 11, 2008 with respect to the Form SB-2/A filed by Freshwater Technologies, Inc. (the “Company”) on January 30, 2008.

1.       We have changed our accounting classification for recovery of written-off accounts receivables to comply with U.S. GAAP and in the manner you suggest. We now reflect the initial write-off in a provision for doubtful accounts line item below gross profit and credit that account upon recovery of the receivable.

          We hope that our response and our amendments to our financial statements have answered all of your concerns. We have now filed our registration statement under the cover-page of Form S-1/A, following the relevant changes made recently to the regulations affecting registration statements.

          We are sending you a copy of our amended Form S-1, which shows the changes we have made since our last filing, in order to facilitate your review.

          We look forward to any further comments you may have regarding our Form S-1/A or with respect to our response above. Should you have any questions, please do not hesitate to contact me directly at (416) 490-0254.

Yours truly,

FRESHWATER TECHNOLOGIES, INC.

/s/ Max Weissengruber
per: Max Weissengruber

cc: Clark Wilson, attn: K. Richardson